Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Financial Results
for the 1st Quarter of 2015

- $18.8M Revenues Yields $3.8M Net Income -

KFAR SAVA, Israel, April 27, 2015 - Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2015.

Financial Results

Revenues for the first quarter totalled $18.8 million compared with $19.0 million in the first quarter of 2014.

On a GAAP basis, operating income for the period totalled $3.3 million compared with $4.6 million for the first quarter of 2014. Net income for the quarter totalled $3.0 million, or $0.41 per share (basic and diluted) compared with $4.0 million, or $0.55 per diluted share ($0.56 per basic share) for the first quarter of 2014.

On a non-GAAP basis (as described and reconciled below), operating income for the period totalled $4.3 million compared with $4.8 million in the first quarter of 2014. Non-GAAP net income for the period totalled $3.8 million, or $0.52 per diluted share ($0.53 per basic share) compared with $4.2 million, or $0.57 per diluted share ($0.58 per basic share) in the first quarter of 2014.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “The first quarter was another period of on-track performance during which we secured high-potential Design Wins from both new and existing customers, delivered a rising gross margin, integrated our recent acquisition, declared a significant dividend and continued with our strategic progress.

“From a sales perspective, we were pleased to close two new Design Wins with major cyber security players, a market that is just taking off: one with a strategic new customer that we believe will become a multi-million dollar client, and a significant expansion/ramp-up Win from a top-tier network security firm. In parallel, after completing the Fiberblaze acquisition in December, we began immediately to benefit from synergies, both in terms of the interest our customers have expressed in solutions that combine Silicom and Fiberblaze technologies, and in increased interest in Fiberblaze-only solutions now that they are backed by a bigger company. Last but not least, we were pleased to declare another yearly dividend, creating shareholder value while demonstrating once again our confidence in the Company’s excellent future prospects.”

Conference Call Details

Silicom’s Management will host an interactive conference today, April 27th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	March 31,	December 31,
	2015	2014

Assets

Current assets
Cash and cash equivalents	$19,324	$17,890
Short-term bank deposits	4,000	4,000
Marketable securities	8,639	15,167
Accounts receivables: Trade, net	17,142	18,831
Accounts receivables: Other	1,624	1,632
Inventories	27,418	25,449
Deferred tax assets	632	567
Total current assets	78,779	83,536

Marketable securities	29,457	20,358
Assets held for employees’ severance benefits	1,409	1,425
Deferred tax assets	413	346
Property, plant and equipment, net	3,402	2,458
Intangible assets, net	1,888	2,071
Goodwill	12,242	12,242

Total assets	$127,590	$122,436

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$6,062	$8,236
Other accounts payable and accrued expenses	8,817	5,783
Contingent consideration	4,925	4,728
Deferred tax liabilities	234	259

Total current liabilities	20,038	19,006

Liability for employees’ severance benefits	2,371	2,414
Deferred tax liabilities	248	284

Total liabilities	22,657	21,704

Shareholders' equity
Ordinary shares and additional paid-in capital	42,481	41,266
Treasury shares	(38)	(38)
Retained earnings	62,490	59,504
Total shareholders' equity	104,933	100,732

Total liabilities and shareholders' equity	$127,590	$122,436

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2015	2014
Sales	$18,763	$19,004
Cost of sales	10,892	11,266
Gross profit	7,871	7,738

Research and development expenses	2,298	1,458
Selling and marketing expenses	1,293	980
General and administrative expenses	953	666
Total operating expenses	4,544	3,104

Operating income	3,327	4,634

Financial income, net	109	105
Income before income taxes	3,436	4,739
Income taxes	450	691
Net income	$2,986	$4,048

Basic income per ordinary share (US$)	$0.41	$0.56

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,246	7,176

Diluted income per ordinary share (US$)	$0.41	$0.55

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,366	7,343

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2015	2014

GAAP gross profit	$7,871	$7,738
(1) Share-based compensation (*)	26	24
(2) Adjustment of inventory step up related to acquisition	95	-
Non-GAAP gross profit	$7,992	$7,762

GAAP operating income	$3,327	$4,634
Gross profit adjustments	121	24
(1) Share-based compensation (*)	338	104
(3) Acquisition-related expenses	88	-
(4) Amortization of acquired intangible assets	181	17
(5) Changes in the fair value of contingent consideration	197	-
Non-GAAP operating income	$4,252	$4,779

GAAP net income	$2,986	$4,048
Operating income adjustments	925	145
(6) Taxes on amortization of acquired intangible assets	(62)	-
Non-GAAP net income	$3,849	$4,193

GAAP net income	$2,986	$4,048
Adjustments for Non-GAAP cost of sales	121	24
Adjustments for Non-GAAP Research and development expenses	299	57
Adjustments for Non-GAAP Selling and marketing expenses	163	32
Adjustments for Non-GAAP General and administrative expenses	342	32
Adjustments for Non-GAAP Income taxes	(62)	-
Non-GAAP net income	$3,849	$4,193

GAAP basic income per ordinary share (US$)	$0.41	$0.56
(1) Share-based compensation (*)	0.05	0.02
(2-6) Acquisition-related adjustments	0.07	-
Non-GAAP basic income per ordinary share (US$)	$0.53	$0.58

GAAP diluted income per ordinary share (US$)	$0.41	$0.55
(1) Share-based compensation (*)	0.05	0.02
(2-6) Acquisition-related adjustments	0.06	-
Non-GAAP diluted income per ordinary share (US$)	$0.52	$0.57

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))